NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

McLaughlin Ryder Investments, Inc. (the Company) was incorporated on July 2, 2007. The Company is registered in 36 states as a broker dealer under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates within the exemptive provisions of subparagraph k(2)(ii) of the SEC rule 15c3-3. The Company is wholly owned by McLaughlin Investments, LLC (the Member or Stockholder).

Recently issued accounting pronouncement:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and other revenue:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other revenues relate to fees earned from agreement with clearing broker. Other revenue is recognized when realized and earned.

Cash and cash equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

NOTE 1. (CONTINUED)

Fair value of investments:

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to adjusted quoted prices in active markets for identical assets of liabilities (level 1 measurements) and the lowest priority to unobserved inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2: Inputs to the valuation methodology include
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets and liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability.
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment transactions are recorded on a trade-date basis and are recorded at fair value. Net realized and unrealized gains and losses are reflected in the accompanying statement of operations. Interest income is recognized under the accrual basis. Municipal bonds are valued based on amortized cost. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment transactions.

Market risk primarily equals the changes in market value of investments. Theoretically, the Company's exposure is equal to the value of the investments purchased.

NOTE 1. (CONTINUED)

Due from clearing broker:

As of December 31, 2015 the due from clearing broker consists of the following:

Cash in firm accounts	$	20,371
Restricted deposit		100,000
Receivable for commissions earned		49,925
Accrued interest recievable		2,364
Total due from clearing broker	**$**	**172,660**

The Company has $100,000 deposited with Pershing LLC. The deposit is restricted per an agreement between the Company and Pershing. This balance must remain deposited with Pershing so long as the Company remains using their brokerage platform.

Property and equipment:

Property and equipment is stated at cost. Property and equipment are depreciated over their estimated useful lives by use of the straight-line method. The estimated useful lives of the property and equipment are 3 - 5 years for equipment and the life of the lease for leasehold improvements. Property and equipment consists of the following at December 31, 2015:

Office equipment	$	1,797
Leasehold improvements		132,527
		134,324
Less accumulated depreciation		37,066
Property and equipment, net	**$**	**97,258**

Depreciation expense associated with the property and equipment was $12,825 for the year ended December 31, 2015.

Goodwill:

On September 15, 2010 the Member acquired 100% of the Company's outstanding common stock for $117,500. The purchase price exceeded the Company's net assets by $110,697 and is recorded on the Company's statement of financial condition as goodwill by applying push down accounting. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of the reporting unit exceeds its estimated fair value. If this first step of the goodwill impairment test identifies a potential impairment, the Company performs a second step for that reporting unit to determine the amount of impairment loss, if any. The Company determines the fair value of its reporting unit utilizing a market based approach.

NOTE 1. (CONTINUED)

Income taxes:

The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the stockholder of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns since 2012 are open to examination. Management has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that could require adjustment or disclosure in the financial statements to comply with provisions set forth in Accounting Standards Codification (ASC) section 740, *Income Taxes*.

NOTE 2. RELATED PARTY

The Company has an agreement with the Member for re-payment and division of applicable expenses. These expenses include rent, payroll and other administrative expenses. During the year ended December 31, 2015, the Company expenses incurred with the Member were approximately $2,840,568. The Company has a receivable McLaughlin Ryder Advisory Services, LLC (MRAS, LLC) of $4,131 as of December 31, 2015 for expenses paid on the Company's behalf. MRAS, LLC is a wholly owned subsidiary of the Member and a Registered Investment Advisor.

The Company offsets accounts receivable from and accounts payable to the Member in the accompanying statement of financial condition, which is a net due to at December 31, 2015, consisting of the following:

Accounts receivable	$	(3,196)
Accrued payroll and related benefits		54,319
Due to McLaughlin Investments, LLC	$	**51,123**

NOTE 3. FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the fair value of the Company's investments and cash equivalents as of December 31, 2015:

Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 26,988	$ -	$ -	$ 26,988
Municipal bonds	-	171,191	-	171,191
Money Market	198,579	-	-	198,579
Total assets at fair value	**$ 225,567**	**$ 171,191**	**$ -**	**$ 396,758**

NOTE 4. RETIREMENT PLAN

The Member sponsors a qualified defined contribution 401(k) profit sharing plan for all full-time employees who meet the plan participation criteria. The Member's plan provides for matching contributions equal to a percent of the eligible employee's compensation. The Member is also permitted to make discretionary contributions on an annual basis. Matching contributions amounted to $53,062 for the year ended December 31, 2015. There were no discretionary contributions made during the year ended December 31, 2015.

NOTE 5. COMMITMENTS

The Member leases office facilities under an agreement that expires in August 2023. The lease includes a five-year renewal option at the end of the lease term. The lease also requires the Member to pay certain common area maintenance and operating expenses applicable to the leased properties. As part of the agreement discussed in Note 2, the Company remits payment for its applicable expenses. Estimated future payments under this commitment to the Member at December 31, 2015 are as follows:

YEAR ENDING DECEMBER 31,	
2016	$ 113,526
2017	116,931
2018	120,439
2019	124,052
2020	127,774
Thereafter	348,182
	$ 950,904

NOTE 5. (CONTINUED)

The Company's total rental expense during the year ended December 31, 2015 amounted to $103,109 and is included in the *Other administrative expenses* line item in the accompanying statement of operations.

NOTE 6.   INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7.   NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had a net capital of $527,045 which was $500,129 above its required net capital of $26,916. The Company's net capital ratio was 77 to 1 at December 31, 2015.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated for subsequent events through February 29, 2016, the date the financial statements were available to be issued. The Company noted the following subsequent events:

Effective January 1, 2016, McLaughlin Ryder Advisory Services, LLC (registered investment advisor) was consolidated into the Company.